FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

27 February 2012

THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
2011 CONSOLIDATED RESULTS - HIGHLIGHTS

• Net operating income before loan impairment charges and other credit risk provisions up 12% to HK$147,170m (HK$131,566m in 2010).

• Pre-tax profit up 17% to HK$91,370m (HK$77,885m in 2010).

• Attributable profit up 17% to HK$67,591m (HK$57,597m in 2010).

• Return on average shareholders' equity of 21.6% (21.1% in 2010).

• Assets up 11% to HK$5,607bn (HK$5,040bn at 31 December 2010).

• Capital adequacy ratio of 14.6%; core capital ratio of 12.4%. (Capital adequacy ratio of 14.7%; core capital ratio of 11.7% at 31 December 2010).

• Cost efficiency ratio of 46.1% (45.8% for 2010).

Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. The abbreviations 'HK$m' and 'HK$bn' represent millions and billions (thousands of millions) of Hong Kong dollars respectively.

Comment by Stuart Gulliver, Chairman

In an environment of increasing concern over sovereign debt and the health of Western economies, particularly those in Europe, growth in Asia slowed during 2011 and is likely to dip further in the first half of 2012. Trade activity and domestic demand have both suffered, impacting investment and consumer spending. China, the region's largest economy, is shifting from monetary tightening to easing, but here as in India, inflationary pressures remain. Despite these headwinds, Asia's economies are nevertheless likely to continue to expand, generating attractive opportunities for us to grow our business, increase market share and deepen customer relationships.

Against the challenging backdrop of 2011, The Hongkong and Shanghai Banking Corporation Limited delivered a robust and broadly based performance. Profit before tax for the year was a record HK$91,370m, 17% higher than in 2010. Hong Kong maintained a high level of profitability, while growth was particularly strong in the Rest of Asia-Pacific. The contribution to profits from outside Hong Kong increased during the year to 53% from 46%, reflecting our investment in the region, particularly in mainland China and India, and also in our other key target markets of Singapore, Malaysia, Indonesia and Australia.

During 2011 we delivered on our strategy to grow high quality lending and non-interest income, and increase international cross-sell activity across our businesses and in a broad range of products and services. These included in particular trade, payments and cash management, foreign exchange and wealth management. Customer loans grew by 13% during the year, although the pace of growth slowed in the second half following significant growth in 2010 and the first half of 2011, as customer demand reduced particularly in Hong Kong. Deposits grew by 8% and, at the year-end, the loans to deposits ratio stood at 60%.

In competitive markets for both loans and deposits, margins remained stable during the year. We maintained tight control of operating expenses while continuing to invest for future growth, and the cost efficiency ratio was relatively unchanged at 46.1%. We continued to focus on maintaining strong asset quality, and growth in risk weighted assets at 4% was lower than that of loans. The loan impairment charge was lower than in 2010, assisted by releases and recoveries. Recent moves to reduce exposures to unsecured personal lending, grow mortgages and further improve the credit grade of our corporate loan books position our loan portfolio strongly for the coming year.

During 2011 the internationalisation of the renminbi ('RMB') continued to develop and HSBC further consolidated its position as a leader in the provision of RMB denominated products and services. We maintained our dominant market share as book-runner of offshore RMB bonds during the period, and were joint lead arranger for the first offshore RMB equity IPO. We led the market in RMB-related securities services, with the Chinese government's retail offshore RMB bond issue, the largest to date. Our RMB trade settlement capability continued to expand and now covers 58 countries. As Hong Kong continues to play a leading role in the development of RMB denominated products, and becomes a key offshore centre for the currency, we aim to consolidate our position as the international bank best-placed to meet our customers' needs.

In Retail Banking and Wealth Management ('RBWM'), profits increased by 11%, driven by good revenue growth, particularly from increased sales of wealth management products. While we continued to expand our sales capacity through adding relationship managers, costs were well contained. Loan impairments fell, due mainly to the reduction of unsecured lending portfolios in India. With growth in lending across the region principally focused on residential mortgages, the book is well positioned for the coming year. In Hong Kong, while market conditions remained competitive, we maintained our number one positions in Deposits, Mortgages, Cards, Life Insurance and Unit Trusts. In the Rest of Asia-Pacific, our strategy of improving efficiency and growing lending and wealth business delivered strong results, and profits grew by 94%, with notably strong performances by India and mainland China, where we continued to broaden our product range. In line with our strategy, we announced the sale of our private banking business in Japan in December and, since the year-end, the sale of our RBWM business in Thailand and discontinuation of Premier in Japan.

Commercial Banking ('CMB') continued to experience strong and sustained business momentum during the year, and profits increased by 33%, driven by healthy growth in assets and non-interest income, both in Hong Kong and the Rest of Asia Pacific. Trade revenues grew strongly as we continued to focus on cross-border and cross-sell activity. Revenues also benefited from increased collaboration with Global Banking and Markets ('GB&M') with a significant increase in GB&M products sold to CMB customers. Loans and advances to customers increased by 17%, while non-interest income was 14% above the previous year. Our focus remained on supporting our customers in growing their businesses, particularly through financing their international trade, payments, foreign exchange and cash management and providing advisory services. We also selectively attracted new customers around the region. Revenue growth exceeded that of costs, despite inflationary pressures and increased headcount, and the cost income ratio improved by 2.1% to 37.7%. Loan impairment charges increased from a very low base, but remained low as a percentage of customer loans, and we maintained our cautious stance on asset quality.

Global Banking and Markets delivered a robust business performance, and profits increased by 17%. Loan growth remained strong as we continued to support our customers' financing needs, and there were good performances in Foreign Exchange, Equities and Fixed Income, which led to increased trading revenues. Our global products, geographical spread and ability to provide a comprehensive service to our clients proved advantageous during the year. We maintained a strong focus on asset quality, and loan impairment charges remained very low. The positive results of recent investments were evident in a number of significant league table gains, in particular Equities, in which our AsiaMoney ranking rose from 12th to 5th overall. During the year we maintained our number one market position for Asia-Pacific ex-Japan bonds, Asian local currency bonds, Hong Kong bonds and offshore renminbi bonds. We also achieved market recognition with several prestigious awards, including Euromoney's Best Flow House and Best Debt Capital Markets House in Asia, and The Banker's Investment Banking Award for Most Innovative Investment Bank for Sovereign Advisory.

The outlook for Asia's economies remains mixed in 2012, with uncertainties likely to continue concerning rates of growth in GDP and trade. Economic activity will also be influenced by developments in Europe and North America and the ability of China to sustain its economic expansion. Despite these challenges, we expect China to achieve a soft landing and growth to continue throughout the Asia region, along with still healthy international trade volumes.

HSBC enters 2012 with business momentum, albeit at slower rates, and strong capital and liquidity which will enable us to continue connecting customers to opportunities through our unrivalled network in both established and faster growing markets. We remain ideally placed to enable businesses to thrive and economies to prosper, and ultimately to help people realise their ambitions.

Results by Geographic Region
Geographical regions	Hong Kong	Rest of Asia- Pacific	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m

Year ended 31 December 2011

Net interest income	35,274	40,396	2	75,672

Net fee income	22,860	15,435	-	38,295

Net trading income	7,691	12,510	(2)	20,199

Net expense from financial instruments designated at fair value	(4,230)	(293)	-	(4,523)

Gains less losses from financial investments	310	(182)	-	128

Dividend income	723	6	-	729

Net earned insurance premiums	39,738	5,932	-	45,670

Other operating income	13,229	2,674	(4,514)	11,389

Total operating income	115,595	76,478	(4,514)	187,559

Net insurance claims incurred and movement in policyholders' liabilities	(35,778)	(4,611)	-	(40,389)

Net operating income before loan impairment charges and other credit risk provisions	79,817	71,867	(4,514)	147,170

Loan impairment charges and other credit risk provisions	(938)	(2,121)	-	(3,059)

Net operating income	78,879	69,746	(4,514)	144,111

Operating expenses	(36,106)	(36,232)	4,514	(67,824)

Operating profit	42,773	33,514	-	76,287

Share of profit in associates and joint ventures	424	14,659	-	15,083

Profit before tax	43,197	48,173	-	91,370

Share of profit before tax	47.3%	52.7%	-	100.0%

Cost efficiency ratio	45.2%	50.4%	-	46.1%

Net loans and advances to customers	1,182,442	948,429	-	2,130,871

Total assets	3,594,991	2,429,228	(416,739)	5,607,480

Customer accounts	2,297,212	1,267,789	-	3,565,001

Geographical regions	Hong Kong	Rest of Asia- Pacific	Intra- segment elimination	Total
	HK$m	HK$m	HK$m	HK$m

Year ended 31 December 2010

Net interest income	31,736	30,123	17	61,876

Net fee income	21,080	14,203	-	35,283

Net trading income	8,699	12,034	(17)	20,716

Net income from financial instruments designated at fair value	3,454	303	-	3,757

Gains less losses from financial investments	937	1,079	-	2,016

Dividend income	545	19	-	564

Net earned insurance premiums	33,713	3,480	-	37,193

Other operating income	12,714	2,282	(4,992)	10,004

Total operating income	112,878	63,523	(4,992)	171,409

Net insurance claims incurred and movement in policyholders' liabilities	(37,022)	(2,821)	-	(39,843)

Net operating income before loan impairment charges and other credit risk provisions	75,856	60,702	(4,992)	131,566

Loan impairment charges and other credit risk provisions	(883)	(3,736)	-	(4,619)

Net operating income	74,973	56,966	(4,992)	126,947

Operating expenses	(33,053)	(32,183)	4,992	(60,244)

Operating profit	41,920	24,783	-	66,703

Share of profit in associates and joint ventures	270	10,912	-	11,182

Profit before tax	42,190	35,695	-	77,885

Share of profit before tax	54.2%	45.8%	-	100.0%

Cost efficiency ratio	43.6%	53.0%	-	45.8%

Net loans and advances to customers	1,056,595	834,465	-	1,891,060

Total assets	3,276,432	2,117,894	(354,408)	5,039,918

Customer accounts	2,162,796	1,150,448	-	3,313,244

Results by Geographic Global Business

Hong Kong
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Year ended 31 December 2011

Net interest income/(expense)	20,114	10,251	8,189	(3,613)	333	35,274

Net fee income	13,551	5,501	3,693	115	-	22,860

Net trading income/(expense)	753	1,322	6,916	(965)	(335)	7,691

Net expense from financial instruments designated at fair value	(3,612)	(565)	(39)	(16)	2	(4,230)

Gains less losses from financial investments	19	78	162	51	-	310

Dividend income	1	10	118	594	-	723

Net earned insurance premiums	33,626	5,968	144	-	-	39,738

Other operating income	3,928	1,359	606	9,212	(1,876)	13,229

Total operating income	68,380	23,924	19,789	5,378	(1,876)	115,595

Net insurance claims incurred and movement in policyholders' liabilities	(30,243)	(5,429)	(106)	-	-	(35,778)

Net operating income before loan impairment charges and other credit risk provisions	38,137	18,495	19,683	5,378	(1,876)	79,817

Loan impairment (charges)/ releases and other credit risk provisions	(601)	(513)	176	-	-	(938)

Net operating income	37,536	17,982	19,859	5,378	(1,876)	78,879

Operating expenses	(14,121)	(5,540)	(9,700)	(8,621)	1,876	(36,106)

Operating profit/(loss)	23,415	12,442	10,159	(3,243)	-	42,773

Share of profit in associates and joint ventures	47	69	32	276	-	424

Profit/(loss) before tax	23,462	12,511	10,191	(2,967)	-	43,197

Share of profit before tax	25.7%	13.7%	11.2%	(3.3)%	-	47.3%

Net loans and advances to customers	437,309	427,140	308,134	9,859	-	1,182,442

Total assets	672,402	493,407	1,881,469	707,130	(159,417)	3,594,991

Customer accounts	1,408,484	615,431	274,080	(783)	-	2,297,212

Hong Kong
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Year ended 31 December 2010

Net interest income/(expense)	20,332	8,595	7,101	(3,597)	(695)	31,736

Net fee income	12,408	4,922	3,639	111	-	21,080

Net trading income/(expense)	1,089	941	5,977	(1)	693	8,699

Net income/(expense) from financial instruments designated at fair value	3,113	(74)	470	(57)	2	3,454

Gains less losses from financial investments	(5)	-	454	488	-	937

Dividend income	1	10	79	455	-	545

Net earned insurance premiums	28,409	5,171	133	-	-	33,713

Other operating income	3,978	525	1,210	8,938	(1,937)	12,714

Total operating income	69,325	20,090	19,063	6,337	(1,937)	112,878

Net insurance claims incurred and movement in policyholders' liabilities	(32,576)	(4,346)	(100)	-	-	(37,022)

Net operating income before loan impairment charges and other credit risk provisions	36,749	15,744	18,963	6,337	(1,937)	75,856

Loan impairment (charges)/ releases and other credit risk provisions	(585)	(219)	(80)	1	-	(883)

Net operating income	36,164	15,525	18,883	6,338	(1,937)	74,973

Operating expenses	(13,008)	(5,077)	(8,571)	(8,334)	1,937	(33,053)

Operating profit/(loss)	23,156	10,448	10,312	(1,996)	-	41,920

Share of profit in associates and joint ventures	43	56	26	145	-	270

Profit/(loss) before tax	23,199	10,504	10,338	(1,851)	-	42,190

Share of profit before tax	29.8%	13.5%	13.3%	(2.4)%	-	54.2%

Net loans and advances to customers	396,294	378,314	268,098	13,889	-	1,056,595

Total assets	602,973	427,763	1,734,575	576,115	(64,994)	3,276,432

Customer accounts	1,375,521	553,507	228,434	5,334	-	2,162,796

Rest of Asia-Pacific
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Global Private Banking	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Year ended 31 December 2011

Net interest income	14,312	9,757	16,835	176	831	(1,515)	40,396

Net fee income/ (expense)	6,753	3,992	4,613	155	(78)	-	15,435

Net trading income/(expense)	714	1,222	9,492	58	(491)	1,515	12,510

Net income/(expense) from financial instruments designated at fair value	(295)	12	7	-	(17)	-	(293)

Gains less losses from financial investments	(3)	16	(190)	-	(5)	-	(182)

Dividend income	(1)	1	-	-	6	-	6

Net earned insurance premiums	3,840	2,092	-	-	-	-	5,932

Other operating income	1,121	562	511	10	955	(485)	2,674

Total operating income	26,441	17,654	31,268	399	1,201	(485)	76,478

Net insurance claims incurred and movement in policyholders' liabilities	(2,727)	(1,884)	-	-	-	-	(4,611)

Net operating income before loan impairment charges and other credit risk provisions	23,714	15,770	31,268	399	1,201	(485)	71,867

Loan impairment (charges) /releases and other credit risk provisions	(1,731)	53	(443)	2	(2)	-	(2,121)

Net operating income	21,983	15,823	30,825	401	1,199	(485)	69,746

Operating expenses	(18,504)	(7,367)	(9,594)	(470)	(782)	485	(36,232)

Operating profit/(loss)	3,479	8,456	21,231	(69)	417	-	33,514

Share of profit in associates and joint ventures	1,887	8,994	3,756	-	22	-	14,659

Profit/(loss) before tax	5,366	17,450	24,987	(69)	439	-	48,173

Share of profit before tax	5.9%	19.1%	27.3%	-	0.4%	-	52.7%

Net loans and advances to customers	318,257	298,326	326,666	3,706	1,474	-	948,429

Total assets	377,128	393,895	1,584,049	8,606	152,807	(87,257)	2,429,228

Customer accounts	472,761	314,314	473,635	6,113	966	-	1,267,789

Rest of Asia-Pacific
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Global Private Banking	Other	Intra- segment elimination	Total
	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m
Year ended 31 December 2010

Net interest income	12,283	7,281	12,163	127	390	(2,121)	30,123

Net fee income/(expense)	6,159	3,432	4,567	144	(99)	-	14,203

Net trading income/(expense)	626	1,003	8,576	48	(340)	2,121	12,034

Net income/(expense) from financial instruments designated at fair value	319	14	(7)	-	(23)	-	303

Gains less losses from financial investments	1	21	395	-	662	-	1,079

Dividend income	2	-	1	-	16	-	19

Net earned insurance premiums	2,994	486	-	-	-	-	3,480

Other operating income	844	676	376	9	820	(443)	2,282

Total operating income	23,228	12,913	26,071	328	1,426	(443)	63,523

Net insurance claims incurred and movement in policyholders' liabilities	(2,514)	(307)	-	-	-	-	(2,821)

Net operating income before loan impairment charges and other credit risk provisions	20,714	12,606	26,071	328	1,426	(443)	60,702

Loan impairment (charges)/ releases and other credit risk provisions	(2,315)	(209)	(1,209)	(5)	2	-	(3,736)

Net operating income	18,399	12,397	24,862	323	1,428	(443)	56,966

Operating expenses	(17,105)	(6,207)	(8,252)	(348)	(714)	443	(32,183)

Operating profit/(loss)	1,294	6,190	16,610	(25)	714	-	24,783

Share of profit in associates and joint ventures	1,471	5,833	3,077	-	531	-	10,912

Profit/(loss) before tax	2,765	12,023	19,687	(25)	1,245	-	35,695

Share of profit before tax	3.5%	15.4%	25.3%	-	1.6%	-	45.8%

Net loans and advances to customers	294,061	244,302	286,569	8,150	1,383	-	834,465

Total assets	346,188	323,323	1,371,451	8,361	146,599	(78,028)	2,117,894

Customer accounts	425,975	287,629	418,953	16,280	1,611	-	1,150,448

Results by Geographic Region

Hong Kong

Our operations in Hong Kong reported pre-tax profits of HK$43,197m compared with HK$42,190m in 2010, an increase of 2%. The increase in profitability was driven by higher revenues from increased customer lending which reflected growth in trade flows, coupled with strong demand for wealth management products. This was partly offset by a rise in staff and support costs, notably in GB&M and RBWM, reflecting wage inflation and higher business volumes in 2011. Following significant loan growth in 2010 and the first half of 2011, we experienced slower growth in our businesses during the second half of 2011.

We retained market leadership across our key products. In residential mortgages we retained the number one market position as we continued to provide competitive products for our customers. Our leading market share in life insurance reflected our strong customer focus and diverse product offerings. We maintained our number one position in cards reflecting the success of various marketing campaigns and our customer focus.

We maintained our number one market position in Hong Kong dollar bond issuance and acted as a joint lead manager on the government's first inflation-linked bond issue, the largest ever retail bond issue in Hong Kong. We also continued to enhance our equity capital markets capabilities, expanded our equity research team and were bookrunner in six of the ten largest initial public offerings ('IPOs') in Hong Kong this year. We continued to reinforce our position as a leading international renminbi bank and became the market leader in offshore renminbi bond issuance and won awards from both Finance Asia and IFR Asia for Best Offshore Renminbi Bond House. We arranged the first ever renminbi subordinated bank bond and participated in the largest ever offshore renminbi bond deal by a sovereign issuer, demonstrating the depth and diversity of our involvement in this market.

Net interest income was 11% higher than in 2010, driven by the income from strong lending growth during 2010 and the first half of 2011 which reflected increased trade flows and demand for credit. We saw more moderate loan growth in GB&M and RBWM in the second half of 2011, which was more than offset by a reduction in certain trade finance loans in CMB. The Hong Kong property market slowed in the second half of 2011 and we continued to lend conservatively, with average loan to value ratios of 49% on new residential mortgage draw-downs and an estimated 37% on the portfolio as a whole.

Spreads narrowed in RBWM due to a shift in the product mix to lower yielding HIBOR-linked mortgages and in CMB as growth was concentrated in lower margin trade financing and HIBOR-linked loans. HIBOR-linked spreads began to improve marginally in the second half of the year due to product repricing.

Average customer deposit balances rose despite a highly competitive environment, supported by the opening of new business centres, growth in the offshore renminbi market and our comprehensive suite of renminbi solutions across the Trade and Supply Chain and Payments and Cash Management businesses.

Net fee income increased by 8% as a result of higher sales of wealth management products, particularly unit trusts, reflecting increased product offerings, competitive pricing and ongoing marketing campaigns. This was achieved in the low interest rate environment in which clients sought products which could increase their returns. Card transactions grew, reflecting higher retail spending in 2011, supported by marketing campaigns. Underwriting fees rose due to our participation in many of the largest equity capital market transactions in 2011, supported by the continued enhancement of our equity market capabilities. Remittances and trade-related fees also increased reflecting higher cross-border trade volumes. This was partly offset by lower broking income, notably towards the end of the year due to increased competition.

Net trading income reduced by 12%. We recorded adverse fair value movements on derivatives relating to certain provident funds as long-term investment returns fell. We also incurred losses on equity options backing an endowment product in RBWM due to unfavourable movements in the underlying equity indices, which resulted in a corresponding decrease in 'Net insurance claims incurred and movement in liabilities to policyholders'. These losses were partly offset by higher trading income in GB&M due to a rise in net interest income from trading Asian government debt securities and corporate bonds. Net trading income was also impacted by lower revenues in credit trading as credit spreads widened in some markets. This was partly offset by higher revenues in foreign exchange following greater market volatility in the region along supported by the collaboration between CMB and GB&M. In addition, revenues in Equities increased in line with improved volumes in the business.

Net expense from financial instruments designated at fair value was HK$4,230m compared with gains in 2010, due to investment losses on assets held by the insurance business as a result of negative movements in the equity market during the second half of 2011. To the extent that these investment losses were attributed to policyholders, there was a corresponding decrease in 'Net insurance claims incurred and movement in liabilities to policyholders'.

Net earned insurance premiums increased by 18% as a result of successful sales initiatives for deferred annuities, unit-linked products and a universal life insurance product aimed at high net worth individuals. This reflected our strategic focus on wealth management, of which insurance is a key part. The growth in premiums resulted in a corresponding increase in 'Net insurance claims incurred and movement in liabilities to policyholders'.

Other operating income increased by HK$515m largely due to an increase in the present value of in force insurance business ('PVIF') and higher revaluation gains on investment properties. PVIF rose as a result of higher life insurance sales and the refinement to the PVIF calculation during the year, to bring greater comparability and consistency across our insurance operations, offset by the impact of revised assumptions reflecting the low interest rate environment.

Loan impairment charges and other credit risk provisions increased by HK$55m from a low base due to a specific impairment charge against one customer and higher collective impairment charges in CMB resulting from lending growth. These were partly offset by releases in GB&M relating to specific impairment charges raised in 2010.

Operating expenses rose by HK$3,053m due to higher staff costs across the business reflecting wage inflation in a competitive labour market and a rise in average staff numbers to support increased business activity. Performance costs increased in GB&M due to higher amortisation charges for previous years' performance shares and an acceleration in the expense recognition of current year deferred bonus awards.

Rest of Asia-Pacific

Our operations in the Rest of Asia-Pacific region reported pre-tax profits of HK$48,173m compared with HK$35,695m in 2010, an increase of 35%. The growth in profitability in the region reflected strong lending and deposit growth during 2010 and 2011, coupled with widening deposit spreads due to higher interest rates in certain countries, notably India and mainland China. Loan impairment charges improved as a result of the non-recurrence of a number of individual impairments and the reduction of certain unsecured lending portfolios. Costs increased, though to a lesser extent than revenues, to support business expansion, notably in mainland China, and maintain our competitive position in our other strategic markets. The contribution from our associates in mainland China also grew, benefiting from continued loan growth and increased income from fee-based revenue streams.

Trade revenues grew in most of our sites and we were awarded the 'Best Trade Finance Bank in Asia Pacific' by FinanceAsia for the fourteenth consecutive year. We continued to invest in building our franchise in mainland China where we remained the leading foreign bank by network size. Trade-related lending grew strongly in Singapore as we continued to enhance our trade finance capabilities. In Malaysia we expanded our branch network through the launch of new Amanah branches and experienced strong commercial lending growth. In India, we were ranked the number one foreign bank by Bloomberg for domestic bonds in 2011 and issued the first and only offshore renminbi bond in the country.

As part of our strategic review process, in December 2011 we announced the sale of our private banking operations in Japan and, in January 2012, we announced the sale of the RBWM operations in Thailand. We expect to complete these transactions during 2012. In February 2012, we announced the discontinuation of Premier in Japan.

Net interest income increased by 34%. Average lending balances grew, most notably in CMB and GB&M, particularly in mainland China and Singapore, as we captured inbound and outbound trade flows and as demand for credit in the region increased. In RBWM mortgage lending balances rose, notably in Singapore and Australia, driven by competitive product offerings and strong property markets. This was partly offset by continued pressure on asset spreads, most notably in RBWM due to competitive pressures and growth in residential mortgage lending at lower spreads.

Customer deposit balances rose across most of the region, notably in Payments and Cash Management reflecting our investment in infrastructure as part of a targeted strategy to support growth in customer lending. Deposit spreads increased as interest rates rose in a number of countries, particularly in mainland China and India.

Net interest income from Balance Sheet Management was higher than in 2010 reflecting increased interest rates and the widening of onshore US dollar lending spreads in mainland China, and a higher return from short-term lending and growth in the balance sheet in Singapore.

Net fee income increased by 9% primarily from trade-related fees as we targeted asset growth and trade activity largely in mainland China, Bangladesh and Singapore, supported by marketing activities, customer acquisition and a rise in transactions from existing customers. Card fees rose, notably in Australia, from the increased issuance of our co-branded credit cards, higher retail spending, and more customers converting to a higher card status.

Net trading income of HK$12,510m was broadly unchanged compared with 2010. Net interest income on trading activities was lower as we progressively reduced our positions in government debt securities following increased market volatility in bond markets and from growth in structured deposits where the related income is recorded under 'Net interest income'. This was offset by higher Foreign Exchange trading income due to increased customer transaction volumes resulting from the collaboration between GB&M and CMB and as more clients sought protection from volatility in the markets.

Net expense from financial instruments designated at fair value was HK$293m compared with income of HK$303m in 2010. This was due to investment losses on assets held by the insurance business, primarily in Singapore, as a result of negative equity market movements during the second half of 2011. To the extent that these investment losses were attributed to policyholders, there was a corresponding decrease in 'Net insurance claims incurred and movement in liabilities to policyholders'.

Losses from financial investments were HK$182m compared with gains of HK$1,079m in 2010, due to an impairment loss on an equity investment in 2011 in GB&M, lower gains on the disposal of government debt securities across the region and the non-recurrence of a gain on disposal of an equity investment in a Singaporean property company in 2010.

Net earned insurance premiums increased by 70% to HK$5,932m as a result of successful sales initiatives, most notably resulting in improved sales in Singapore of a universal life insurance product aimed at high net worth individuals. The growth in premiums resulted in a corresponding increase in 'Net insurance claims incurred and movement in liabilities to policyholders'.

Other operating income increased by HK$392m largely due to a rise in the PVIF asset in Singapore as a result of higher life insurance sales and a one-off gain recognised upon the refinement of the calculation of the PVIF asset. This was offset by lower recoveries against initial fair value on loan portfolios acquired from The Chinese Bank Co., Ltd in Taiwan.

Loan impairment charges and other credit risk provisions decreased by 43% to HK$2,121m as a result of the non-recurrence of a number of individual loan impairment charges in GB&M on a small number of accounts, coupled with the ongoing reduction of unsecured lending portfolios in India. We remain cautious on the outlook for credit quality and sustained our focus on maintaining high levels of underwriting and asset quality.

Operating expenses increased by 13% due to wage inflation which reflected the competitive labour market, along with an increase in average staff numbers, notably in mainland China. Increased business volumes across the region led to higher support costs. Premises and equipment costs also rose in certain countries, reflecting increased rental expenses resulting from lease renewals and new branch openings.

Share of profit from associates and joint ventures increased by 34%. The contribution from Bank of Communications rose, driven by strong loan growth, wider deposit spreads following interest rate increases in mainland China and higher fee income, notably from investment banking and cards. Income from Industrial Bank also increased as a result of strong growth in customer lending, a rise in fee-based revenue and a fall in loan impairment charges.

Consolidated Income Statement
	Year ended 31 December 2011	Year ended 31 December 2010
	HK$m	HK$m

Interest income	107,458	85,523
Interest expense	(31,786)	(23,647)

Net interest income	75,672	61,876

Fee income	45,166	41,657
Fee expense	(6,871)	(6,374)

Net fee income	38,295	35,283

Net trading income	20,199	20,716
Net (expense)/income from financial instruments designated at fair value	(4,523)	3,757
Gains less losses from financial investments	128	2,016
Dividend income	729	564
Net earned insurance premiums	45,670	37,193
Other operating income	11,389	10,004

Total operating income	187,559	171,409

Net insurance claims incurred and movement in policyholders' liabilities	(40,389)	(39,843)

Net operating income before loan impairment charges
and other credit risk provisions	147,170	131,566

Loan impairment charges and other credit risk provisions	(3,059)	(4,619)

Net operating income	144,111	126,947

Employee compensation and benefits	(37,834)	(32,766)
General and administrative expenses	(24,352)	(22,389)
Depreciation of property, plant and equipment	(3,878)	(3,425)
Amortisation and impairment of intangible assets	(1,760)	(1,664)

Total operating expenses	(67,824)	(60,244)

Operating profit	76,287	66,703

Share of profit in associates and joint ventures	15,083	11,182

Profit before tax	91,370	77,885

Tax expense	(17,466)	(14,608)

Profit for the period	73,904	63,277

Profit attributable to shareholders	67,591	57,597
Profit attributable to non-controlling interests	6,313	5,680

Consolidated Statement of Comprehensive Income
	Year ended 31 December 2011	Year ended 31 December 2010
	HK$m	HK$m

Profit for the year	73,904	63,277

Other comprehensive income

Available-for-sale investments:
- fair value changes taken to equity	(25,410)	18,252
- fair value changes transferred to the income statement on disposal	(231)	(2,076)
- amounts derecognised on deconsolidation	-	(1,849)
- amounts transferred to the income statement on impairment	(208)	(24)
- fair value changes transferred to the income statement on hedged items
due to hedged risk	(1,124)	(500)
- income taxes	119	330

Cash flow hedges:
- fair value changes taken to equity	303	654
- fair value changes transferred to the income statement	(399)	(1,591)
- income taxes	15	155

Property revaluation:
- fair value changes taken to equity	12,940	9,936
- income taxes	(2,068)	(1,766)

Share of other comprehensive expense of associates and joint ventures	(1,259)	(66)

Actuarial losses on post-employment benefits:
- before income taxes	(3,518)	(807)
- income taxes	575	149

Exchange differences	(1,235)	8,881

Other comprehensive (expense)/ income for the year, net of tax	(21,500)	29,678

Total comprehensive income for the year, net of tax	52,404	92,955

Total comprehensive income for the year attributable to:
- shareholders	45,428	86,473
- non-controlling interests	6,976	6,482

	52,404	92,955

Consolidated Balance Sheet
	At 31 December 2011	At 31 December 2010
	HK$m	HK$m

ASSETS
Cash and short-term funds	919,906	807,985
Items in the course of collection from other banks	34,546	16,878
Placings with banks maturing after one month	198,287	149,557
Certificates of deposit	88,691	73,247
Hong Kong Government certificates of indebtedness	162,524	148,134
Trading assets	447,968	390,208
Financial assets designated at fair value	57,670	54,604
Derivatives	377,296	302,622
Loans and advances to customers	2,130,871	1,891,060
Financial investments	722,433	826,662
Amounts due from Group companies	152,730	137,633
Interests in associates and joint ventures	91,785	75,568
Goodwill and intangible assets	34,839	29,690
Property, plant and equipment	85,294	72,347
Deferred tax assets	2,325	2,515
Retirement benefit assets	111	301
Other assets	100,204	60,907

Total assets	5,607,480	5,039,918

LIABILITIES
Hong Kong currency notes in circulation	162,524	148,134
Items in the course of transmission to other banks	47,163	26,495
Deposits by banks	222,582	167,827
Customer accounts	3,565,001	3,313,244
Trading liabilities	171,431	151,534
Financial liabilities designated at fair value	40,392	40,327
Derivatives	383,252	309,838
Debt securities in issue	77,472	59,283
Retirement benefit liabilities	8,097	4,713
Amounts due to Group companies	108,423	83,128
Other liabilities and provisions	108,314	70,946
Liabilities under insurance contracts issued	209,438	177,970
Current tax liabilities	4,126	4,419
Deferred tax liabilities	14,712	11,913
Subordinated liabilities	16,114	21,254
Preference shares	97,096	101,458

Total liabilities	5,236,137	4,692,483

EQUITY
Share capital	30,190	22,494
Other reserves	112,218	124,382
Retained profits	188,416	161,254
Proposed dividend	10,000	12,000

Total shareholders' equity	340,824	320,130
Non-controlling interests	30,519	27,305

Total equity	371,343	347,435

Total equity and liabilities	5,607,480	5,039,918

Consolidated Statement of Changes in Equity
	At 31 December 2011	At 31 December 2010
	HK$m	HK$m

Share capital
At beginning of year	22,494	22,494
Issued during the year	7,696	-

	30,190	22,494

Retained profits and proposed dividend
At beginning of year	173,254	148,105
Dividends paid	(33,000)	(26,850)
Movement in respect of share-based payment arrangements	91	159
Changes in ownership interests in subsidiaries	-	(88)
Other movements	(3)	10
Transfers	(6,939)	(4,913)
Comprehensive income for the year	65,013	56,831

	198,416	173,254

Other reserves
Property revaluation reserve
At beginning of year	29,980	22,983
Other movements	-	1
Transfers	(869)	(609)
Comprehensive income for the year	9,828	7,605

	38,939	29,980

Available-for-sale investment reserve
At beginning of year	57,553	43,385
Other movements	(7)	4
Transfers	-	(4)
Comprehensive (expense)/income for the year	(27,760)	14,168

	29,786	57,553

Cash flow hedging reserve
At beginning of year	106	848
Comprehensive expense for the year	(55)	(742)

	51	106

Foreign exchange reserve
At beginning of year	15,789	6,998
Comprehensive (expense)/income for the year	(1,524)	8,791

	14,265	15,789

Other reserves
At beginning of year	20,954	15,389
Movement in respect of share-based payment arrangements	694	219
Transfers	7,808	5,526
Other movements	(205)	-
Comprehensive expense for the year	(74)	(180)

	29,177	20,954

	At 31 December 2011	At 31 December 2010
	HK$m	HK$m

Total shareholders equity
At beginning of year	320,130	260,202
Issue of ordinary shares	7,696	-
Dividends paid	(33,000)	(26,850)
Movement in respect of share-based payment arrangements	785	378
Changes in ownership interest in subsidiaries	-	(88)
Other movements	(215)	15
Comprehensive income for the year	45,428	86,473

	340,824	320,130

Non-controlling interests
At beginning of year	27,305	26,425
Dividends paid	(3,764)	(3,899)
Movement in respect of share-based payment arrangements	26	36
Changes in non-controlling interests on deconsolidation	-	(1,708)
Other movements	(24)	(31)
Comprehensive income for the year	6,976	6,482

	30,519	27,305

Total equity
At beginning of year	347,435	286,627
Issue of ordinary shares	7,696	-
Dividends paid	(36,764)	(30,749)
Movement in respect of share-based payment arrangements	811	414
Changes in ownership interest in subsidiaries	-	(88)
Changes in non-controlling interests on deconsolidation	-	(1,708)
Other movements	(239)	(16)
Total comprehensive income for the year	52,404	92,955

	371,343	347,435

Consolidated Cash Flow Statement
	Year ended 31 December 2011	Year ended 31 December 2010
	HK$m	HK$m

Operating activities
Cash generated from/(used in) operations	16,583	(107,924)
Interest received on financial investments	13,269	12,711
Dividends received on financial investments	723	560
Dividends received from associates	935	2,768
Taxation paid	(15,790)	(13,269)

Net cash inflow/(outflow) from operating activities	15,720	(105,154)

Investing activities
Purchase of financial investments	(495,823)	(475,669)
Proceeds from sale or redemption of financial investments	588,409	548,115
Purchase of property, plant and equipment	(2,870)	(6,165)
Proceeds from sale of property, plant and equipment and assets held for sale	215	63
Purchase of other intangible assets	(1,804)	(1,373)
Net cash outflow in respect of the acquisition of and increased shareholding in subsidiaries	(143)	(127)
Net cash inflow/(outflow) in respect of the sale of subsidiaries	1	(13)
Net cash outflow in respect of the purchase of interests in associates and joint ventures	(263)	(10,676)
Net cash inflow in respect of the sale of interests in business portfolios	5,649	-
Proceeds from the sale of interests in associates	19	136

Net cash inflow from investing activities	93,390	54,291

Net cash inflow/(outflow) before financing	109,110	(50,863)

Financing
Issue of ordinary share capital	7,696	-
Redemption of preference shares	(4,280)	-
Change in non-controlling interests	-	(24)
Repayment of subordinated liabilities	(5,152)	(2,055)
Issue of subordinated liabilities	3,502	1,533
Ordinary dividends paid	(33,000)	(26,850)
Dividends paid to non-controlling interests	(3,764)	(3,899)
Interest paid on preference shares	(2,421)	(3,118)
Interest paid on subordinated liabilities	(793)	(582)

Net cash outflow from financing	(38,212)	(34,995)

Increase/(decrease) in cash and cash equivalents	70,898	(85,858)

Additional Information

1. Net interest income

	Year ended 31 December 2011	Year ended 31 December 2010
	HK$m	HK$m

Net interest income	75,672	61,876
Average interest-earning assets	3,951,997	3,388,861
Net interest margin	1.91%	1.83%
Net interest spread	1.81%	1.75%

Net interest income increased as a result of loan volume growth in all key locations and increasing interest rates in certain countries, notably mainland China, Australia, India, Thailand and Malaysia.

Average interest-earning assets increased by HK$563,136m or 16.6% compared to the year ended 31 December 2010. Average customer lending increased 31.5% with notable growth in mortgages and term lending. Financial investments decreased as maturities and disposals were redeployed to fund customer lending.

Net interest margin increased by eight basis points to 1.91% compared to 2010 as interest rate increases in some countries led to improved liability spreads, offset by asset spread compression. Net interest spread increased by six basis points to 1.81%, whilst the contribution from net free funds increased by two basis points to 10 basis points.

In Hong Kong, the bank recorded a small decrease in net interest margin of three basis points to 1.35%. Net interest spread also decreased by three basis points to 1.35% as the cost of funds increased more than asset yield. Average interest-earning assets increased by 14.1% compared to 2010. Net interest income recorded a small increase despite strong loan growth, due to lower asset spreads on customer loans and advances, in particular on mortgages and term lending, as growth was concentrated in lower yielding HIBOR based loans and secured lending.

At Hang Seng Bank, the net interest margin increased by six basis points to 1.97% and the net interest spread increased by three basis points to 1.89%. The net interest margin increased due to strong growth in average interest-earning assets in mainland China which earned a relatively higher yield. The benefit of net free funds increased by three basis points to eight basis points.

In the Rest of Asia-Pacific, the net interest margin was 2.10%, 10 basis points higher than 2010 with interest rate rises in a number of countries across the region since the second half of 2010. Notable growth in the loan book was recorded in Singapore, mainland China, Australia and Malaysia. The net interest margin increased in particular in mainland China through a shortage of liquidity in the local market as a result of monetary policy measures to control inflation.

2. Net fee income

	Year ended 31 December 2011	Year ended 31 December 2010
	HK$m	HK$m

Import/export	4,793	4,171
Remittances	2,839	2,457
Cards	6,709	5,963
Account services	2,686	2,314
Credit facilities	2,812	2,642
Securities/broking	8,234	8,744
Insurance	712	626
Unit trusts	3,832	3,218
Funds under management	4,442	4,658
Underwriting	1,219	899
Other	6,888	5,965

Fee income	45,166	41,657
Fee expense	(6,871)	(6,374)

	38,295	35,283

Net fee income increased by HK$3,012m, or 8.5% compared to 2010.

Fees from import/export and remittances increased by 14.9% and 15.5% respectively, on the back of growing trade activities, notably in Hong Kong, mainland China and Singapore.

Fee income from cards and account services was up by 12.5% and 16.1% respectively. Card fee income was driven by higher transaction fees in Hong Kong from increased retail spending and, in Australia through continued growth in co-branded credit cards. Account services fees benefited from growth in deposits and loans. Fees from unit trusts rose by 19.1%, with notable increases in Hong Kong driven by increased product offerings and ongoing marketing campaigns.

Securities and broking fees fell by 5.8%, largely in Hong Kong as competition increased, particularly towards year end.

3. Net trading income

	Year ended 31 December 2011	Year ended 31 December 2010
	HK$m	HK$m

Dealing profits	15,590	15,484
Net loss from hedging activities	(71)	(11)
Net interest income on trading assets and liabilities	3,958	4,767
Dividend income from trading securities	722	476

	20,199	20,716

Net trading income decreased by HK$517m, or 2.5%.

Dealing profits were broadly flat compared to 2010. Foreign exchange income was higher, benefiting from increased client activity and favourable positioning to capture market volatility. This was offset by lower income from equities and other trading due to adverse fair value movements on derivatives relating to certain provident funds as long term investment returns fell. There were losses on equity options backing an endowment product in RBWM due to unfavourable movements in the underlying equity indices which resulted in a corresponding decrease in 'Net insurance claims incurred and movement in liabilities to policyholders'.

Net interest income on trading activities was lower by 17%, as we progressively reduced our positions in government debt securities following increased market volatility in bond markets, and growth in structured deposits where the related income is recorded under 'Net interest income'.

4. Gains less losses from financial investments

	Year ended 31 December 2011	Year ended 31 December 2010
	HK$m	HK$m

Gains on disposal of available-for-sale securities	470	2,365
Impairment of available-for-sale equity investments	(342)	(349)

	128	2,016

Gains on disposal of available-for-sale securities decreased by HK$1,895m as lower gains were recognised on disposals of debt securities in Hong Kong, along with the non-recurrence of the gain on reclassification of Bao Viet Holdings to an associate following the purchase of additional shares in 2010.

5. Other operating income

	Year ended 31 December 2011	Year ended 31 December 2010
	HK$m	HK$m

Rental income from investment properties	191	170
Movement in present value of in-force insurance business	5,524	4,106
Gains on investment properties	1,033	483
(Loss)/gain on disposal of property, plant and equipment, and assets held for sale	(3)	13
(Loss)/gain on disposal of subsidiaries, associates and business portfolios	(9)	603
Surplus arising on property revaluation	8	102
Other	4,645	4,527

	11,389	10,004

The movement in present value of in-force insurance business rose by HK$1,418m or 34.5%, due to a refinement of the calculation of the PVIF asset, described more fully in note 6, along with strong sales of life insurance products in Hong Kong, particularly during the first half of 2011.

Gains on investment properties increased in comparison to 2010 reflecting the favourable property market conditions in Hong Kong.

This was offset by the non-recurrence of the gain recognised following the sale of the private equity business in 2010.

'Other' largely comprises recoveries of IT and other operating costs from shared services activities incurred on behalf of fellow Group companies.

6. Insurance income

Included in the consolidated income statement are the following revenues earned by the insurance business:

	Year ended 31 December 2011	Year ended 31 December 2010
	HK$m	HK$m

Net interest income	6,779	5,832
Net fee income	692	1,070
Net trading loss	(386)	(5)
Net income from financial instruments designated at fair value	(4,460)	3,371
Gains less losses from financial investments	(1)	386
Dividend income	1	-
Net earned insurance premiums	45,670	37,193
Movement in present value of in-force business	5,524	4,106
Other operating income	237	70

	54,056	52,023
Net insurance claims incurred and movement in policyholders' liabilities	(40,389)	(39,843)

Net operating income	13,667	12,180

Net interest income increased by 16.2% as funds under management grew, reflecting net inflows from new and renewal insurance business.

Net expense from financial instruments designated at fair value was HK$4,460m in 2011 compared to net income of HK$3,371m in 2010, due to investment losses on assets held by the insurance business as a result of negative movements in the equity market, principally during the second half of 2011. To the extent that gains and losses on revaluation are attributed to policyholders, there is an offsetting movement reported under 'Net insurance claims incurred and movement in policyholders' liabilities'.

Gains less losses from financial investments included the accounting gain of HK$386m in 2010 arising from the reclassification of Bao Viet Holdings to an associate following the purchase of additional shares.

Net insurance premiums rose by 22.8%, mainly as a result of successful sales initiatives for deferred annuities, unit-linked products and a universal life insurance product aimed at high net worth individuals. This reflected our strategic focus on wealth management, of which insurance is a key part. The growth in premiums resulted in a corresponding increase in 'Net insurance claims incurred and movement in liabilities to policy holders'.

The movement in present value of in-force business increased by 34.5%, driven by higher sales in 2011 compared with 2010 and a refinement of the calculation of the PVIF asset during the period. The revised PVIF approach explicitly rather than implicitly allows for non-economic risks and the cost of options and guarantees. This refinement led to an increase of HK$1,133m. This was offset by a reduction as assumptions were revised to reflect the low interest rate environment.

7. Loan impairment charges and other credit risk provisions

	Year ended 31 December 2011	Year ended 31 December 2010
	HK$m	HK$m

Net charge for impairment of customer loans and advances
- Individually assessed impairment allowances:
New allowances	2,254	3,605
Releases	(1,204)	(1,069)
Recoveries	(356)	(322)

	694	2,214

- Net charge for collectively assessed impairment allowances	2,401	2,474

Net (release) for other credit risk provisions	(36)	(69)

Net charge for loan impairment and other credit risk provisions	3,059	4,619

The net charge for loan impairment and other credit risk provisions decreased by HK$1,560m or 33.8% compared to 2010.

The net charge for individually assessed allowances decreased by HK$1,520m as a number of large specific impairment charges recorded in 2010 did not recur, principally for customers in Singapore, India, Australia and Hong Kong.

The net charge for collectively assessed impairment allowances fell by HK$73m, mainly driven by a managed reduction of unsecured portfolios and falling delinquent balances in India and Indonesia. This decrease was partly offset by a higher charge due to loan growth in both CMB and RBWM.

8. Employee compensation and benefits

	At 31 December 2011	At 31 December 2010
	HK$m	HK$m

Wages and salaries	35,020	30,412
Social security costs	912	736
Retirement benefit costs	1,902	1,618

	37,834	32,766

Staff numbers by region - year end full-time equivalent

Hong Kong	27,773	27,892
Rest of Asia-Pacific	43,647	44,675

Total	71,420	72,567

Total employee compensation and benefits increased HK$5,068m, or 15.5%, due to wage inflation reflecting the competitive labour market, along with an increase in average headcount notably in Hong Kong, mainland China, Singapore, Vietnam and Taiwan. The increased headcount reflected increasing business volumes and operational demands across the region.

Wages and salaries also increased due to an acceleration in the expense recognition of deferred bonus awards and included HK$326m of restructuring costs in Hong Kong related to the organisational efficiency programme in the second half of 2011. The reduction in year end staff numbers in Rest of Asia-Pacific was largely in India, in line with the reduction in our unsecured lending portfolios.

9. General and administrative expenses

	Year ended 31 December 2011	Year ended 31 December 2010
	HK$m	HK$m

Premises and equipment
- Rental expenses	3,102	2,749
- Amortisation of prepaid operating lease payments	18	18
- Other premises and equipment	3,810	3,496

	6,930	6,263

Marketing and advertising expenses	3,969	3,891
Other administrative expenses	13,453	12,235

	24,352	22,389

General and administrative expenses rose by HK$1,963m, or 8.8%, compared to 2010.

Charges in respect of premises and equipment were HK$667m, or 10.6%, higher than 2010, predominantly in Hong Kong. The increase reflects both higher IT maintenance costs and higher property costs. Property costs were higher resulting mainly from business expansion throughout the region, notably in mainland China. Included in other premises and equipment costs in 2011 is HK$171m of restructuring expenses incurred in Japan.

Other administrative expenses increased by HK$1,218m, or 10.0%, with costs rising from higher transaction volumes and systems development.

10. Share of profit in associates and joint ventures

Share of profit in associates and joint ventures principally included the group's share of post-tax profits from Bank of Communications and Industrial Bank.

11. Tax expense

The tax expense in the consolidated income statement comprises:

	Year ended 31 December 2011	Year ended 31 December 2010
	HK$m	HK$m

Current income tax
- Hong Kong profits tax	6,540	6,471
- Overseas taxation	9,374	7,587
Deferred taxation	1,552	550

	17,466	14,608

The effective rate of tax for 2011 was 19.1% compared with 18.8% in 2010.

12. Dividends

	Year ended 31 December 2011		Year ended 31 December 2010
	HK$		HK$
	per share	HK$m	per share	HK$m

Dividends paid on ordinary share capital
- In respect of the previous financial year, approved and paid during the year	1.33	12,000	0.98	8,850
- In respect of the current financial year	2.24	21,000	2.01	18,000

	3.57	33,000	2.99	26,850

The Directors have declared a fourth interim dividend in respect of the financial year ended 31 December 2011 of HK$10,000m (HK$0.83 per ordinary share).

13. Loans and advances to customers

	At 31 December 2011	At 31 December 2010
	HK$m	HK$m

Gross loans and advances to customers	2,142,172	1,904,054
Impairment allowances:
- Individually assessed	(6,894)	(8,259)
- Collectively assessed	(4,407)	(4,735)

	(11,301)	(12,994)

Net loans and advances to customers	2,130,871	1,891,060

Allowances as a percentage of gross loans and advances to customers:
- Individually assessed	0.32%	0.43%
- Collectively assessed	0.21%	0.25%

Total allowances	0.53%	0.68%

14. Impairment allowances against loans and advances to customers

	Individually assessed allowances	Collectively assessed allowances	Total
	HK$m	HK$m	HK$m

At 1 January 2011	8,259	4,735	12,994
Amounts written off	(2,150)	(3,792)	(5,942)
Recoveries of loans and advances written off in previous years	356	1,448	1,804
Net charge to income statement	694	2,401	3,095
Unwinding of discount of loan impairment	(78)	(216)	(294)
Exchange and other adjustments	(187)	(169)	(356)

At 31 December 2011	6,894	4,407	11,301

15. Impaired loans and advances to customers and allowances

The geographical information shown below, and in notes 16, 17 and 18, has been classified by location of the principal operations of the subsidiary company or, in the case of the Bank, by location of the branch responsible for advancing the funds.

		Rest of
	Hong Kong	Asia-Pacific	Total
	HK$m	HK$m	HK$m

At 31 December 2011

Loans and advances to customers which are considered to be impaired are as follows:

Gross impaired loans and advances	4,538	9,313	13,851

Individually assessed allowances	(2,174)	(4,720)	(6,894)

	2,364	4,593	6,957

Individually assessed allowances as a percentage of gross impaired loans and advances	47.9%	50.7%	49.8%

Gross impaired loans and advances as a percentage of gross loans and advances to customers	0.4%	1.0%	0.6%

At 31 December 2010

Loans and advances to customers which are considered to be impaired are as follows:

Gross impaired loans and advances	4,987	11,294	16,281

Individually assessed allowances	(2,615)	(5,644)	(8,259)

	2,372	5,650	8,022

Individually assessed allowances as a percentage of gross impaired loans and advances	52.4%	50.0%	50.7%

Gross impaired loans and advances as a percentage of gross loans and advances to customers	0.5%	1.3%	0.9%

Impaired loans and advances to customers are those for which objective evidence exists that full repayment of principal or interest is considered unlikely.

Individually assessed allowances are made after taking into account the value of collateral held in respect of such loans and advances.

16. Overdue loans and advances to customers

		Rest of
	Hong Kong	Asia-Pacific	Total
	HK$m	HK$m	HK$m

At 31 December 2011

Gross loans and advances to customers that have been overdue with respect to either principal or interest for periods of:

- more than three months but not more than six months	616	3,446	4,062

- more than six months but not more than one year	234	720	954

- more than one year	1,807	2,880	4,687

	2,657	7,046	9,703

Overdue loans and advances to customers as a percentage of gross loans and advances to customers:

- more than three months but not more than six months	0.1%	0.4%	0.2%

- more than six months but not more than one year	0.0%	0.1%	0.0%

- more than one year	0.2%	0.3%	0.2%

	0.3%	0.8%	0.4%

At 31 December 2010

Gross loans and advances to customers that have been overdue with respect to either principal or interest for periods of:

- more than three months but not more than six months	341	1,906	2,247

- more than six months but not more than one year	974	825	1,799

- more than one year	2,234	4,345	6,579

	3,549	7,076	10,625

Overdue loans and advances to customers as a percentage of gross loans and advances to customers:

- more than three months but not more than six months	0.0%	0.2%	0.1%

- more than six months but not more than one year	0.1%	0.1%	0.1%

- more than one year	0.2%	0.5%	0.4%

	0.3%	0.8%	0.6%

As at 31 December 2011 and 31 December 2010, there were no significant loans and advances to banks and other financial institutions that were overdue for more than three months.

17. Rescheduled loans and advances to customers

		Rest of
	Hong Kong	Asia-Pacific	Total
	HK$m	HK$m	HK$m

At 31 December 2011

Rescheduled loans and advances to customers	1,257	1,938	3,195

Rescheduled loans and advances to customers as a percentage of gross loans and advances to customers	0.1%	0.2%	0.1%

At 31 December 2010

Rescheduled loans and advances to customers	891	2,793	3,684

Rescheduled loans and advances to customers as a percentage of gross loans and advances to customers	0.1%	0.3%	0.2%

Rescheduled loans and advances to customers are those loans and advances that have been restructured or renegotiated because of deterioration in the financial position of the borrower or the inability of the borrower to meet the original repayment schedule.

Rescheduled loans and advances to customers are stated net of any loans and advances which have subsequently become overdue for more than three months and which are included in 'Overdue loans and advances to customers' (Note 16).

As at 31 December 2011 and 31 December 2010, there were no significant rescheduled loans and advances to banks and other financial institutions.

18. Analysis of loans and advances to customers based on categories used by the HSBC Group

The following analysis of loans and advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiaries, for risk management purposes.

		Rest of
	Hong Kong	Asia-Pacific	Total
At 31 December 2011	HK$m	HK$m	HK$m

Residential mortgages	360,368	247,767	608,135

Credit card advances	41,200	31,849	73,049

Other personal	51,339	38,093	89,432

Total personal	452,907	317,709	770,616

Commercial, industrial and international trade	295,729	365,579	661,308

Commercial real estate	158,222	74,041	232,263

Other property-related lending	134,910	49,659	184,569

Government	22,669	7,471	30,140

Other commercial	96,398	117,205	213,603

Total corporate and commercial	707,928	613,955	1,321,883

Non-bank financial institutions	24,799	23,300	48,099

Settlement accounts	1,236	338	1,574

Total financial	26,035	23,638	49,673

Gross loans and advances to customers	1,186,870	955,302	2,142,172

Individually assessed impairment allowances	(2,174)	(4,720)	(6,894)

Collectively assessed impairment allowances	(2,254)	(2,153)	(4,407)

Net loans and advances to customers	1,182,442	948,429	2,130,871

	Hong Kong	Rest of Asia-Pacific	Total
At 31 December 2010	HK$m	HK$m	HK$m

Residential mortgages	326,767	221,558	548,325

Credit card advances	37,351	34,287	71,638

Other personal	47,874	37,779	85,653

Total personal	411,992	293,624	705,616

Commercial, industrial and international trade	260,020	325,253	585,273

Commercial real estate	150,142	67,804	217,946

Other property-related lending	118,401	42,231	160,632

Government	18,185	3,223	21,408

Other commercial	78,676	93,569	172,245

Total corporate and commercial	625,424	532,080	1,157,504

Non-bank financial institutions	21,952	16,486	38,438

Settlement accounts	2,020	476	2,496

Total financial	23,972	16,962	40,934

Gross loans and advances to customers	1,061,388	842,666	1,904,054

Individually assessed impairment allowances	(2,615)	(5,644)	(8,259)

Collectively assessed impairment allowances	(2,178)	(2,557)	(4,735)

Net loans and advances to customers	1,056,595	834,465	1,891,060

Loans and advances to customers in Hong Kong increased by HK$125bn, or 11.8%, during 2011 largely attributable to growth in corporate and commercial lending (up HK$83bn). Consistent with our focus on international trade the growth was strongest in trade related finance. Growth was also noted in commercial real estate and other property-related sectors, supported by a buoyant property market particularly in the first half of the year. Personal lending increased by HK$41bn, driven by mortgage lending which increased by HK$34bn as the property market remained active.

In the Rest of Asia-Pacific, loans and advances to customers increased by HK$113bn, or 13.4%, net of foreign exchange translation effects of HK$11bn. The underlying increase of HK$124bn was mainly from corporate and commercial lending (up HK$87bn), resulting from business growth in mainland China, Singapore, Taiwan, Malaysia, Indonesia and Australia. Residential mortgages increased by HK$29bn, most notably in Singapore, Australia, mainland China and Malaysia.

19. Analysis of loans and advances to customer by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA')

The following analysis of loans and advances to customers is based on the categories contained in the 'Quarterly Analysis of Loans and Advances and Provisions' return required to be submitted to the HKMA by branches of the bank and by banking subsidiaries in Hong Kong.

	At 31 December 2011	At 31 December 2010
	HK$m	HK$m

Industrial, commercial and financial
- Property development	71,309	74,177
- Property investment	200,721	187,120
- Financial concerns	11,852	12,206
- Stockbrokers	3,117	1,993
- Wholesale and retail trade	75,379	68,303
- Manufacturing	31,897	34,924
- Transport and transport equipment	27,429	24,372
- Recreational activities	88	945
- Information technology	4,888	5,844
- Others	58,775	73,039

	485,455	482,923

Individuals

- Loans and advances for the purchase of flats under the Hong Kong Government's Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	25,640	27,496
- Loans and advances for the purchase of other residential properties	298,560	267,133
- Credit card advances	41,200	37,351
- Others	40,036	36,634

	405,436	368,614

Gross loans and advances to customers for use in Hong Kong	890,891	851,537

Trade finance	142,253	135,650

Gross loans and advances to customers for use outside Hong Kong	1,109,028	916,867

Gross loans and advances to customers	2,142,172	1,904,054

20. Cross-border exposure

The group's country risk exposures in the tables below are prepared in accordance with the HKMA Return of External Positions Part II: Cross-Border Claims (MA(BS)9) guidelines.

Cross-border claims are on-balance sheet exposures to counterparties based on the location of the counterparties after taking into account the transfer of risk. The tables show claims on individual countries and territories or areas, after risk transfer, amounting to not less than 10% of the aggregate cross-border claims. Cross-border risk is controlled through an established system of country limits and is frequently reviewed to avoid the concentration of risk.

	Banks and
	other	Public
	financial	sector
	institutions	Entities1	Other	Total
	HK$m	HK$m	HK$m	HK$m

At 31 December 2011

Americas
United States	52,676	120,498	41,505	214,679
Other	38,203	18,866	88,227	145,296
	90,879	139,364	129,732	359,975

Europe
United Kingdom	118,745	9,362	14,861	142,968
Other	98,911	49,388	42,667	190,966
	217,656	58,750	57,528	333,934

Asia-Pacific excluding Hong Kong
China	281,204	59,324	125,582	466,110
Other	138,852	206,296	245,577	590,725
	420,056	265,620	371,159	1,056,835

At 31 December 2010 (restated2)

Americas
United States	107,736	94,888	57,250	259,874
Other	22,435	16,719	68,685	107,839
	130,171	111,607	125,935	367,713

Europe
United Kingdom	157,840	1,364	13,914	173,118
Other	148,184	63,717	34,529	246,430
	306,024	65,081	48,443	419,548

Asia-Pacific excluding Hong Kong
China	223,171	9,839	118,142	351,152
Other	112,588	134,469	222,904	469,961
	335,759	144,308	341,046	821,113

1.  Includes balances with central banks
2.  Comparatives have been restated to reflect the accounting consolidation followed in 2011

21. Customer accounts

	At 31 December 2011	At 31 December 2010
	HK$m	HK$m

Current accounts	696,435	643,850

Savings accounts	1,826,893	1,765,835

Other deposit accounts	1,041,673	903,559

	3,565,001	3,313,244

Customer accounts increased by HK$252bn, or 7.6%, during 2011. In Hong Kong, customer accounts increased by HK$134bn or 6.2% and in the Rest of Asia-Pacific customer accounts increased by HK$117bn or 10.2% compared to 31 December 2010.

The group's advances-to-deposits ratio increased to 59.8% at 31 December 2011, from 57.1% at 31 December 2010 as more of the commercial surplus was deployed to customer lending.

22. Contingent liabilities and commitments

a          Off-balance sheet contingent liabilities and commitments

	At 31 December 2011	At 31 December 2010
	HK$m	HK$m

Contingent liabilities and financial guarantee contracts

Guarantees and irrevocable letters of credit pledged as collateral security	192,428	164,145

Other contingent liabilities	359	213

	192,787	164,358

Commitments

Documentary credits and short-term trade-related transactions	44,524	45,572

Forward asset purchases and forward forward deposits placed	2,524	1,299

Undrawn formal standby facilities, credit lines and other commitments to lend	1,425,590	1,324,243

	1,472,638	1,371,114

The above table discloses the nominal principal amounts of off-balance sheet amounts relating to contingent liabilities, financial guarantee contracts and commitments. Contingent liabilities and commitments are mainly credit-related instruments that include non-financial guarantees and commitments to extend credit. Contractual amounts represent the amounts at risk should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

b          Guarantees (including financial guarantee contracts)

The group provides guarantees and similar undertakings on behalf of both third-party customers and other entities within the group. These guarantees are generally provided in the normal course of the banking business. The principal types of guarantees provided, and the maximum potential amount of future payments that the group could be required to make, were as follows:

	At 31 December 2011	At 31 December 2010
	HK$m	HK$m

Guarantees in favour of third parties

Financial guarantee contracts	26,694	23,538

Standby letters of credit that are financial guarantee contracts	19,684	17,374

Other direct credit substitutes	38,211	36,798

Performance bonds	54,429	46,116

Bid bonds	2,169	1,911

Standby letters of credit related to particular transactions	12,169	8,653

Other transaction-related guarantees	31,892	25,034

	185,248	159,424

Guarantees in favour of other HSBC Group entities	7,180	4,721

	192,428	164,145

The amounts disclosed in the above table reflect the group's maximum exposure under a large number of individual guarantee undertakings. The risks and exposures from guarantees are captured and managed in accordance with HSBC's overall credit risk management policies and procedures. Guarantees are subject to HSBC's annual credit review process.

c          Contingencies

The group is named in and defending legal actions in a number of jurisdictions, including Hong Kong, arising out of its normal business operations. None of the actions is regarded as material litigation, and none is expected to result in a significant adverse effect on the financial position of the group, either collectively or individually. Management believes that adequate provisions have been made in respect of such litigation.

23. Foreign exchange exposure

Foreign exchange exposures may be divided broadly into two categories: structural and non-structural. Structural exposures are normally long-term in nature and include those arising from investments in subsidiaries, branches, associates and strategic investments as well as capital instruments denominated in currencies other than Hong Kong dollars. Non-structural exposures arise primarily from trading positions and balance sheet management activities and can arise and change rapidly. Foreign currency exposures are managed in accordance with the group's risk management policies and procedures.

The group had the following structural foreign currency exposures that were not less than 10% of the total net structural exposure in all foreign currencies:

Net structural position
HK$m

At 31 December 2011

Chinese renminbi	145,347

At 31 December 2010

Chinese renminbi	143,909

Indian rupee	31,178

24. Capital adequacy

The Hong Kong Monetary Authority ('HKMA') supervises the group on a consolidated basis and therefore receives information on the capital adequacy of, and sets capital requirements for, the group as a whole. Individual banking subsidiaries and branches are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

The group uses the advanced internal ratings-based approach to calculate its credit risk for the majority of its non-securitisation exposures. The group uses the internal ratings-based (securitisation) approach to determine credit risk for its securitisation exposures. For market risk, the group uses an internal models approach to calculate its general market risk, specific risk for the interest rate risk category and market risk relating to equity options. The group uses the standardised (market risk) approach for calculating other market risk positions and the standardised (operational risk) approach to calculate its operational risk.

During the year, the individual entities within the group and the group itself complied with all of the externally imposed capital requirements of the HKMA.

There are no relevant capital shortfalls in any of the group's subsidiaries that are not included in its consolidation group for regulatory purposes.

In accordance with updated guidance from the HKMA, the regulatory reserve has been increased to HK$17,108m (31 December 2010: HK$7,702m)

	2011	2010
Capital ratios	%	%

Core capital ratio	12.4	11.7

Capital adequacy ratio	14.6	14.7

Risk weighted assets	HK$m	HK$m

Credit risk	1,350,467	1,303,535

Counterparty credit risk	71,270	56,451

Market risk	38,585	35,251

Operational risk	221,429	216,866

	1,681,751	1,612,103

	2011	2010
	HK$m	HK$m

Core capital:

Share capital per balance sheet	30,190	22,494
Revaluation reserve capitalisation issue	(1,454)	(1,454)

Paid-up ordinary share capital	28,736	21,040

Paid-up irredeemable non-cumulative preference shares	51,681	51,714

Reserves per balance sheet	310,634	297,636
Proposed dividend	(10,000)	(12,000)
Unconsolidated subsidiaries	(32,672)	(26,320)
Cash flow hedging reserve	(51)	(106)
Regulatory reserve	(17,108)	(7,702)
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities and debt securities	(73,570)	(92,065)
Unrealised gains on equities and debt securities designated at fair value	(77)	(191)
Own credit spread	(429)	(231)

Total reserves included in core capital	176,727	159,021

Non-controlling interests per balance sheet	30,519	27,305
Non-controlling interests in unconsolidated subsidiaries	(2,838)	(2,574)
Regulatory adjustments to non-controlling interests	(2,976)	(2,002)

Non-controlling interests	24,705	22,729

Goodwill and intangible assets	(19,663)	(19,977)
50% of unconsolidated investments	(53,749)	(44,946)
50% of securitisation positions and other deductions	(140)	(192)

Deductions	(73,552)	(65,115)

Total core capital	208,297	189,389

Supplementary capital:
Paid-up irredeemable cumulative preference shares	16,546	16,557
Perpetual subordinated debt	9,386	9,404
Paid-up term preference shares	28,742	33,035
Term subordinated debt	16,327	17,957
Property revaluation reserves	7,977	7,977
Unrealised gains on available-for-sale equities and debt securities	2,318	3,194
Unrealised gains on equities and debt securities designated at fair value	35	86
Regulatory reserve	2,267	1,100
Collective impairment allowances	545	625
Excess impairment allowances over expected losses	7,655	2,534

Supplementary capital before deductions	91,798	92,469

50% of unconsolidated investments	(53,749)	(44,946)
50% of securitisation positions and other deductions	(140)	(192)

Deductions	(53,889)	(45,138)

Total supplementary capital	37,909	47,331

Capital base	246,206	236,720

25. Liquidity ratio

The Hong Kong Banking Ordinance requires banks operating in Hong Kong to maintain a minimum liquidity ratio of 25%, calculated in accordance with the provisions of the Fourth Schedule of the Banking Ordinance. This requirement applies separately to the Hong Kong branches of the bank and to those subsidiary companies that are Authorised Institutions under the Banking Ordinance in Hong Kong.

	2011	2010
	%	%

The average liquidity ratio for the year was as follows:

Hong Kong branches of the bank	33.6	39.3

26. Property revaluation

The group's land and buildings and investment properties were revalued at 30 November 2011, updated for any material changes at 31 December 2011. The basis of valuation for land and buildings and investment properties was open market value, depreciated replacement cost or surrender value. In determining the open market value of investment properties, expected future cash flows have been discounted to their present values. The net book value of 'Land and buildings' includes HK$9,384m in respect of properties which were valued using the depreciated replacement cost method or surrender value.

The surplus on property revaluation for the year was HK$13,981m. Amounts of HK$9,656m and HK$1,041m were credited to the property revaluation reserve and the income statement respectively. The amount credited to the property revaluation reserve of HK$9,656m is stated after deduction of non-controlling interests of HK$1,412m and deferred tax of HK$1,872m. The amount credited to the income statement comprises the surplus of HK$1,033m on revaluation of investment properties and HK$8m relating to the reversal of previous revaluation deficits.

Land and buildings and investment properties in Hong Kong, the Macau SAR and mainland China, representing 94% by value of the group's properties subject to valuation, were valued by DTZ Debenham Tie Leung Limited who has recent experience in these locations and types of properties. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. Properties in 11 countries, which represent 6% by value of the group's properties, were valued by different independent professionally qualified valuers.

27. Accounting policies

The accounting policies and methods of computation adopted by the group for this news release are consistent with those described on pages 34 to 54 of the 2010 Annual Report and Accounts. A number of new and revised Hong Kong Financial Reporting Standards have become effective in 2011. None has a material impact on the group.

28. Comparative information

From 1 January 2011 the Asset Management Group, previously reported within GB&M, was combined with the global business previously reported as Personal Financial Services ('PFS') to form Retail Banking and Wealth Management ('RBWM'). Global business comparative information has been restated accordingly.

29. Events after the balance sheet date

There have been no events after the balance sheet date that would require disclosure in this news release.

30. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the financial statements for the year ended 31 December 2011, which were approved by the Board of Directors on 27 February 2012 and will be delivered to the Registrar of Companies and the HKMA. The Auditors expressed an unqualified opinion on those financial statements in their report dated 27 February 2012. The Annual Report and Accounts for the year ended 31 December 2011, which include the financial statements, can be obtained on request from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and will be made available on our website: www.hsbc.com.hk . A further press release will be issued to announce the availability of this information.

31. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

Media enquiries to:      Cindy Tang                         Telephone no: + 852 2822 1268
                                         Margrit Chang                    Telephone no: + 852 2822 4983
                                         Gareth Hewett                     Telephone no: + 852 2822 4929

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                  Date: 27 February 2012